UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

One Liberty Properties, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value Per Share

(Title of Class of Securities)

682406103

(CUSIP Number)

Ray Wirta

ROCA Real Estate Securities Fund, L.P.

3501 Jamboree Road, Suite 500

Newport Beach, CA 92660

(949) 509-2141

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Gary J. Singer, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive

Suite 1700

Newport Beach, California 92660-6429

(949) 760-9600

August 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682406103	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON

ROCA Real Estate Securities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

513,235
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

513,235
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

513,235
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.1% (1)
14	TYPE OF REPORTING PERSON

PN

(1)	All percentage ownerships reported in this Schedule 13D are based on 10,102,675 shares of common stock issued and outstanding as of August 7, 2007, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 9, 2007.

CUSIP No. 682406103	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON

ROCA Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

513,235
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

513,235
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

513,235
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.1% (1)
14	TYPE OF REPORTING PERSON

PN

(1)	All percentage ownerships reported in this Schedule 13D are based on 10,102,675 shares of common stock issued and outstanding as of August 7, 2007, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 9, 2007.

CUSIP No. 682406103	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON

ROCA Advisors-GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

513,235
8 SHARED VOTING POWER

None
9 SOLE DISPOSITIVE POWER

513,235
10 SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

513,235
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.1% (1)
14	TYPE OF REPORTING PERSON

OO

(1)	All percentage ownerships reported in this Schedule 13D are based on 10,102,675 shares of common stock issued and outstanding as of August 7, 2007, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 9, 2007.

Page 5 of 11 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, $1.00 par value per share (the “Shares”), of One Liberty Properties, Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 60 Cutter Mill Road, Great Neck, New York 11021.

Item 2.	Identity and Background.

(a)-(b) This Statement is being filed by and on behalf of (i) ROCA Real Estate Securities Fund, L.P., a Delaware limited partnership (“ROCA Real Estate Fund”), (ii) ROCA Advisors, L.P., a Delaware limited partnership and the sole general partner of ROCA Real Estate Fund (“ROCA Advisors-LP”), and (iii) ROCA Advisors-GP, LLC, a Delaware limited liability company and the sole general partner of ROCA Advisors-LP (“ROCA Advisors-GP”). ROCA Real Estate Fund, ROCA Advisors-LP and ROCA Advisors-GP are sometimes collectively referred to herein as the “Reporting Persons” and each of the Reporting Persons is sometimes referred to herein individually as a “Reporting Person”.

(b) The principal business and office address of the Reporting Persons is 3501 Jamboree Road, Suite 500, Newport Beach, CA 92660.

(c) ROCA Real Estate Fund is primarily engaged in the business of investing in publicly traded securities. ROCA Advisors-LP’s principal business is to serve as the general partner of ROCA Real Estate Fund. ROCA Advisors-GP’s principal business is to serve as the general partner of ROCA Advisors-LP. The name, business address and present principal occupation or employment of each managing member of ROCA Advisors-GP, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, is set forth on Schedule I hereto, which is incorporated herein by reference.

(d) During the last five years, neither of the Reporting Persons nor, to each Reporting Person’s knowledge, any person named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons nor, to each Reporting Person’s knowledge, any person named on Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To each of the Reporting Person’s best knowledge, each person named on Schedule I is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 513,235 Shares purchased by ROCA Real Estate Fund was $11,862,569. The source of funding for the purchase of these Shares was the working capital of ROCA Real Estate Fund.

Page 6 of 11 Pages

Item 4.	Purpose of Transaction.

ROCA Real Estate Fund acquired the Shares reported herein with a view towards making a profit on its investment. In light of this investment objective, the Reporting Persons intend to consider appropriate methods of maximizing the value of the Shares.

Consistent with the investment intent, the Reporting Persons may (a) engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, its capital structure, a potential sale or merger of the Issuer and/or other strategic alternatives; and (b) advocate one or more courses of action. Additionally, the Reporting Persons may acquire additional Shares or dispose of any or all of their Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements and/or other investment considerations.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to the investment, provided, however, that the Reporting Persons do not currently intend to engage in a control transaction or any contested solicitation for the election of directors of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, neither of the Reporting Persons nor, to each Reporting Person’s knowledge, any person named on Schedule I, has any plans or proposals which relate to, or could result in, any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) ROCA Real Estate Fund beneficially owns 513,235 Shares, constituting approximately 5.1% of the Shares outstanding. The aggregate percentage of shares beneficially owned by ROCA Real Estate Fund is based upon 10,102,675 shares of common stock issued and outstanding as of August 7, 2007, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 9, 2007.

ROCA Real Estate Fund has the sole power to vote or direct the vote, or to dispose or direct the disposition of, the Shares. However, by virtue of being the general partner of ROCA Real Estate Fund, ROCA Advisors-LP may be deemed to be the beneficial owner of the Shares owned by ROCA Real Estate Fund and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of ROCA Real Estate Fund. In addition, by virtue of being the general partner of ROCA Advisors-LP, ROCA Advisors-GP may be deemed to be the beneficial owner of the Shares owned by ROCA Real Estate Fund and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of ROCA Advisors-LP.

Except as set forth in this Item 5, neither of the Reporting Persons nor, to each of the Reporting Person’s best knowledge, any person named on Schedule I beneficially owns any Shares.

Page 7 of 11 Pages

(c) Except for the open market purchases of Shares by ROCA Real Estate Fund set forth on Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Shares during the past sixty (60) days by the Reporting Persons or, to either Reporting Person’s knowledge, any of the persons named on Schedule I.

(d) Except as set forth in this Item 5, neither the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person named on Schedule I has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

ROCA Advisors-LP, by virtue of being the general partner of ROCA Real Estate Fund, and ROCA Advisors-GP, by virtue of being the general partner of ROCA Advisors-LP, may be deemed to be the beneficial owners of the Shares of the Issuer owned by ROCA Real Estate Fund. Other than as described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person named on Schedule I, and any person with respect to any securities of Issuer, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Exhibit Name
1.	Joint Filing Agreement, dated August 15, 2007, by and between ROCA Real Estate Securities Fund, L.P., ROCA Advisors, L.P. and ROCA Advisors-GP, LLC.

Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2007

ROCA Real Estate Securities Fund, L.P.

By:	ROCA Advisors, L.P., its general partner

	By:	ROCA Advisors-GP, LLC, its general partner

		By:	/s/ Harold Hofer
		Name:	Harold Hofer
		Title:	Managing Member

ROCA Advisors, L.P.

By:	ROCA Advisors-GP, LLC, its general partner

	By:	/s/ Harold Hofer
	Name:	Harold Hofer
	Title:	Managing Member

ROCA Advisors-GP, LLC

By:	/s/ Harold Hofer
Name:	Harold Hofer
Title:	Managing Member

Page 9 of 11 Pages

SCHEDULE I

Set forth below is a list of the managers of the ROCA Advisors-GP, LLC setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person.

Name	Business Address	Present Principal Occupation or Employment	Name & Address of Corporation or other Organization In Which Employed
Ricardo Koenigsberger	332 Westport Road Wilton, CT 06897	Managing Member and Investor of ROCA Advisors-GP, LLC	ROCA Management, LLC 332 Westport Road Wilton, CT 06897

Harold Hofer	3501 Jamboree Road Suite 500 Newport Beach, CA 92660	Managing Member and Investor of ROCA Advisors-GP, LLC	ROCA Management, LLC 3501 Jamboree Road Suite 500 Newport Beach, CA 92660

Ray Wirta	3501 Jamboree Road Suite 500 Newport Beach, CA 92660	Managing Member and Investor of ROCA Advisors-GP, LLC	ROCA Management, LLC 3501 Jamboree Road Suite 500 Newport Beach, CA 92660

ARCROCA, LLC	1650 Tysons Blvd. Suite 950 McLean, VA 22102	Investor of ARC Global Partners	ARC Global Partners 1650 Tysons Blvd. Suite 950 McLean, VA 22102

Page 10 of 11 Pages

SCHEDULE II

OPEN MARKET PURCHASES OF SHARES BY ROCA REAL ESTATE

SECURITIES FUND, L.P. DURING THE PAST 60 DAYS

Date	Number of Shares Purchased	Price Per Share ($)
August 3, 2007	15,000	$21.84
August 6, 2007	10,000	$20.27